Exhibit 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the six-months ended June 30,			For the years ended December 31,
	2008		2007	2007		2006	2005	2004	2003
Earnings before fixed charges:
Add:
Income (loss) from continuing operations (a)	$6,757		$(11,547)	$20,569		$(26,655)	$29,906	$48,667	$62,668
Minority interest attributable to continuing operations	181		(573)	988		(1,802)	832	2,399	8,749
Fixed charges — per below	87,824		92,165	185,572		186,044	86,191	61,443	69,476
Less:
Capitalized interest	(9,265)		(8,217)	(17,476)		(9,537)	(9,603)	(3,030)	(1,503)
Preferred Distributions of consolidated subsidiaries	—		—	—		—	—	(832)	(7,069)

Earnings before fixed charges	$85,497		$71,828	$189,653		$148,050	$107,326	$108,647	$132,321

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$74,513		$80,719	$161,674		$170,214	$73,918	$54,610	$57,835
Capitalized interest	9,265		8,217	17,476		9,537	9,603	3,030	1,503
Proportionate share of interest for unconsolidated real estate ventures	4,046		3,229	6,422		6,293	2,670	2,971	3,069
Distributions to preferred unitholders in Operating Partnership	—		—	—		—	—	832	7,069

Total Fixed Charges	87,824		92,165	185,572		186,044	86,191	61,443	69,476

Income allocated to preferred shareholders	3,996		3,996	7,992		7,992	7,992	9,720	11,906

Total Preferred Distributions	3,996		3,996	7,992		7,992	7,992	9,720	11,906

Total combined fixed charges and preferred distributions	$91,820		$96,161	$193,564		$194,036	$94,183	$71,163	$81,382

Ratio of earnings to combined fixed charges and preferred distributions	(b	)	(b )	(b	)	(b )	1.14	1.53	1.63

(a)	Amounts for the six-months ended June 30, 2008 and 2007 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been reclassified to present properties sold consistent with the presentation for the period ended June 30, 2008. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $6,323 for six-months ended June 30, 2008, $24,333 for the six-months ended June 30, 2007, $3,911 for the year ended December 31, 2007 and $45,986 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.